CONFIDENTIAL TREATMENT REQUESTED

BY INVUITY, INC.: IVTY-006

May 13, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz
Heather Percival
Kristen Lochhead
Gary Todd

Re:	Invuity, Inc.
Registration Statement on Form S-1
Filed April 17, 2015
File No. 333-203505

Ladies and Gentlemen:

On behalf of our client, Invuity, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 6, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1. The Company is concurrently submitting via EDGAR this letter and filing Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of the Registration Statement and a copy marked to show all changes from the Registration Statement filed on April 17, 2015.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

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Graphics

1.	Since your disclosure emphasizes the significant value of your products’ ability to uniquely illuminate surgical spaces, it does not seem appropriate to depict artists’ illustrations of these properties of your products. Please remove the illustrations or advise.

The Company respectfully advises the Staff that the Company chose to use renderings for the anatomical surgical sites because the clinical images of actual surgical procedures using the Company’s devices is graphic and may be distressing to readers, and the Company believes such images may be inappropriate for the prospectus. In each instance, the Company believes the illumination and visualization provided by the Company’s devices in the artist’s illustrations are equal to or less illuminating than the clinical images.

The Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), under separate cover, with the actual clinical images of surgical procedures using the Company’s devices.

2.	Likewise, your inclusion of a graphical representation of your product’s illumination verses a competing product is based upon limited internal data that is not sufficiently explained in the graphic to provide an appropriately balanced presentation. Please revise or advise.

In response to the Staff’s comment, the Company has deleted the graphical representation comparing the Company’s devices versus a competing product.

3.	We note that in partial response to our prior comment number 4 you have provided us with copies of publications about competing devices that are at least 2 years old, and in many cases are almost 10 years old. Tell us why you believe that these publications are still relevant to the state of the art in competing technologies.

The Company respectively advises the Staff that the Company believes that the properties of the competing technologies highlighted in the Registration Statement have not changed considerably over the past 10 years. The Company provided to the Staff copies of articles over various periods of time to demonstrate that the same limitations of the competing lighting sources did not change over such period. For example, the Company provided the Staff with copies of articles from 2006 and 2014 regarding the risk of fiber optic light sources as a fire ignition mechanism in the operating room. Similarly, the Company provided the Staff with copies of articles from 2007 and 2013 regarding neuromuscular fatigue caused by use of surgical headlights. The Company acknowledges that certain aspects of the competing technologies have improved over the years, but the Company believes that the specific attributes of the competing technologies highlighted by the Company in the Registration Statement, including shadows, contamination, glare, heat, fatigue and risk of burns and fires, still exist today.

4.	We note your response to prior comment 3. Briefly explain the term “bench testing” the first time you use it.

In response to the Staff’s comment, the Company has revised page 77 of the Registration Statement.

Results of Operations, page 56

5.	We note your response to prior comment 8. Please tell us the amount of revenue attributable to your reusable devices and to your single-use optical waveguides, and please provide the relative growth rate in revenue for each of these for 2014 compared to 2013. Also, please provide your analysis for whether this information should be included in your results of operations disclosure. Refer to Item 303(a)(3) of Regulation S-K.

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The Company advises the Staff that the amount of revenue attributable to the Company’s reusable metal retractor was $[***] and $[***] in 2014 and 2013, respectively, and represent [***]% and [***]% of the Company’s total revenue for the periods noted, respectively. The amount of revenue attributable to the single-use optical waveguide used with the retractor was $[***] and $[***] in 2014 and 2013, respectively. The relative growth rate in revenue for 2014 compared to 2013 was approximately [***]% for reusable metal retractors and approximately [***]% for single-use optical waveguides. The Company does not believe comparing trends of reusable metal retractors to single-use optical waveguides is particularly meaningful. The increase in single-use optical waveguide revenue is primarily due to the increase in the unit volume from 2013 to 2014, whereas the increase in metal retractor revenue is due to a combination of unit volume growth and an increase in the average selling price and associated mix. The increase in single-use optical waveguide unit volume is greater than the increase in metal retractor units because a significant percentage of the retractors sold are to new accounts whereas the single-use optical waveguide retractor revenue is the result of selling into both new and existing accounts. The Company does not believe that splitting retractor based revenue into reusable and single-use components is meaningful to assist an investor in understanding the Company’s business.

Bench Testing, page 72

6.	We note your response to prior comment 12. Please tell us what fiber optic aspiration device you used to compare your product.

In response to the Staff’s comment, the Company has revised page 77 of the Registration Statement.

7.	Please expand your response to prior comment 13 by providing details regarding direct surgeon interaction and feedback from surgeons, especially as it relates to anterior hip arthroplasty procedures. For instance, how is the feedback obtained and documented, and who obtained it? Is it a questionnaire for customers? If so, what are the questions asked?

The Company advises the Staff that during the evaluation period when a surgeon is testing the Company’s devices prior to purchasing any of its surgical devices, the Company’s sales representatives remain in the operating room to observe the use of the Company’s device during the procedure. Immediately following each procedure during the evaluation phase, the surgeon completes an evaluation form in the presence of the Company’s sales representative. The form includes questions about whether the Company’s device improves the precision, efficiency and safety of the surgeon’s procedure, other lighting sources used and overall experience with the Company’s device. In addition, the Company has prepared more detailed questionnaires in connection with its surveys of the 12 leading nipple sparing mastectomy (“NSM”) surgeons disclosed on page 86 of the Registration Statement and a number of leading anterior hip arthroplasty surgeons for a survey the Company is currently undertaking. The questionnaire for anterior hip arthroplasty includes questions regarding the surgeon’s general experience with anterior hip arthroplasty and the surgeon’s clinical and procedural experience with the Company’s devices. Once a hospital or surgical center becomes a customer, the Company’s sales representative does not obtain formal evaluation forms or attend each procedure, but the sales representative continues to frequently meet with the surgeon to receive informal feedback regarding the Company’s devices.

The Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, with the evaluation form and questionnaires cited above.

***Indicates text has been omitted from this letter pursuant to a confidential treatment request and has been filed separately with the Securities and Exchange Commission.

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Surgeon Survey, page 81

8.	We note your response to prior comment 15. Please supplementally provide us with copies of this third party data.

The Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, with a copy of the surgeon survey disclosed on page 86 of the Registration Statement under separate cover.

Retrospective Analysis and Cost-effectiveness Study, page 81

9.	We note your added disclosure regarding the retrospective analysis and estimated cost-savings analysis studies. These studies appear to contain significant limitations and assumptions. Please disclose these limitations and assumptions in your registration statement as well as clarify that the studies only relate to breast procedures so that an investor without a medical background will be able to understand you disclosure. Also, tell us the assumptions underlying the cost breakdown of the procedure and the reduced malpractice premiums in the cost effectiveness study.

In response to the Staff’s comment, the Company has revised page 87 of the Registration Statement to disclose additional limitations and assumptions of the retrospective analysis.

The Company advises the Staff that the cost-effectiveness study is based on data from the retrospective analysis set forth on pages 86 and 87 of the Registration Statement. The Company’s revised calculation of the reduction in anesthesia time set forth in response to the Staff’s comment #12 requires a recalculation of the potential cost savings, which will require additional time to complete by the health consulting firm that performed the cost-effectiveness study. Accordingly, the Company has removed all references to the cost-effectiveness study in the Registration Statement.

10.	Please tell us whether you commissioned these studies for use in connection with this registration statement. If so, please file the consent of the studies’ authors exhibits. Refer to Rule 436(a) of the Securities Act of 1933.

The Company advises the Staff that in the ordinary course of business, it engages third parties to undertake studies evaluating the Company’s devices. The Company uses these studies in its sales and marketing efforts. The Company commissioned the studies discussed in the Registration Statement for general marketing of its products to potential hospital customers and not in connection with the Registration Statement.

11.	Clarify whether the advanced electrosurgery device for dissection and coagulation was used with both the A Cohort and the B Cohort.

The Company advises the Staff that advanced electrosurgery devices were used for dissection and coagulation with approximately three-quarters of Cohort B and none of Cohort A. The retrospective analysis was performed by reviewing NSMs performed by one surgeon. The surgeon began using the advanced electrosurgery device for dissection and coagulation after operating on all Cohort A patients and approximately one-quarter of Cohort B patients. The decision to change to such device was not impacted by the pendency of this study. The retrospective analysis concluded that the Eikon retractors and use of an advanced electrosurgical device play a synergistic role in improvement from Cohort A to Cohort B.

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In response to the Staff’s comment, the Company has revised page 87 of the Registration Statement.

12.	Please tell us how you calculated the 44 minute reduction in anesthesia time using a weighted average.

The Company respectfully advises the Staff that according to the health consulting firm that undertook the retrospective analysis, the 44 minute reduction in anesthesia time represents the time savings between all NSM procedures performed within the specified time window without the Company’s Eikon device as compared to all NSM procedures in the Eikon time window. Since there was an unequal number of unilateral and bilateral cases in each cohort (non-Eikon time frame included two unilateral cases, as compared to six unilateral cases in the Eikon time frame), the average time of Cohort B was more heavily influenced by unilateral cases, which are already shorter in nature than bilateral cases. The Company believes the more appropriate comparison is a comparison of the average bilateral procedure time in Cohort A versus the average bilateral procedure time in Cohort B.

In response to the Staff’s comment, the Company has revised page 87 of the Registration Statement to remove the reference to the weighted average calculation of reduced anesthesia time. In addition, the Company has revised pages 5 and 75 to replace references to the cost-effectiveness study with the time-saving determination in the retrospective analysis.

13.	It is unclear how you determined that use of your device did not contribute to the single case of superficial partial skin burn. Likewise, describe how the authors determined that the study results suggested a reduction in malpractice insurance would necessarily occur. Did they communicate directly with malpractice insurers?

The Company advises the Staff that the study determined that the single case of superficial partial skin burn was due to human error in using the electrosurgery device with a thin skin flap.

With respect to reduction in malpractice insurance, the authors of the study had discussions with seven surgeons and five litigation experts, including malpractice insurance agents. The study’s conclusions were based on hypothesis, from one plastic surgeon, that complications caused by burns from traditional fiber optic surgical tools occurs in approximately 1% of cases, and each complication, on average, increases malpractice insurance premiums by up to $4,500 per year, so the expected cost of increased malpractice insurance premiums, when not using the Company’s Eikon device is up to $45.00.

Certain Relationships and Related Party Transactions, page 118

14.	Please expand your disclosure in response to prior comment 17 to disclose the prepayment penalty amounts in your registration statement.

In response to the Staff’s comment, the Company has revised pages 117 and 118 of the Registration Statement.

Principal Stockholders, page 118

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15.	We note your response to prior comment 20. Please revise your disclosure to provide the natural person or persons with voting or dispositive power for the shares of HealthCare Royalty Partners II.

In response to the Staff’s comment, the Company has revised pages 124 and 125 of the Registration Statement.

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Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Steven E. Bochner, at (650) 354-4110 or sbochner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	Philip Sawyer
Brett Robertson
Invuity, Inc.

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati, P.C.

B. Shayne Kennedy
Drew Capurro
Latham & Watkins LLP

Edward Jackson
PricewaterhouseCoopers LLP